Mail Stop 4561

February 17, 2009

VIA USMAIL and FAX (212) 492-8922
Mr. Mark J. DeCesaris
acting Chief Financial Officer
Corporate Property Associates 15 Incorporated
50 Rockefeller Plaza
New York, New York 10020

        Re: **Corporate Property Associates 15 Incorporated**
                    Form 10-K for the year ended December 31, 2007
                    Filed on March 31, 2008
                    File No. 000-50249

Dear Mr. Mark DeCesaris:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Cicely LaMothe
                                  Branch Chief